SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

Highlights - 2Q08 Consolidated Results

Performance

Unibanco’s net income reached R$756 million in 2Q08, up 18.5% when compared to 2Q07. The highlight in the quarter was the 19.9% increase in operating income which reached R$1,358 million. Annualized return on average equity (ROAE) was 26.6% in 2Q08 and 25.9% in 1H08.

Highlights – Balance Sheet

Unibanco’s total assets reached R$172 billion, up 32.7% when compared to June 30, 2007. This evolution is explained mainly by the R$17.3 billion increase in total loans, mostly in auto loans, Small and Medium Enterprises (SME), credit cards and payroll loans (own origination) portfolios.

The loan portfolio increased 4.3% in the quarter and 33.6% in the last 12 months, reaching R$68,991 million in June 2008. Retail portfolio increased 39.2% in 12 months, with highlight for growth in auto loans, 86.9%, SME, 48.9%, credit cards, 35.9%, and payroll loans (own origination) portfolio, 33.9% . Wholesale portfolio grew 25.5% in the last 12 months, as a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The balance of Allowance for Loan Losses reached R$3,268 million in June 2008, representing 4.7% of the loan portfolio, from which R$985 million are based on percentages above those required by the regulatory authority.

Highlights – Results

The financial margin before provision for loan losses was R$3,215 million in 2Q08, up 22.7% from the same period last year, and 13.2% in the quarter. This evolution is mostly explained by a higher credit volume and by higher yields in some portfolios.

Unibanco’s total personnel and administrative expenses posted a 3.2% increase in the quarter. In 1H08, these expenses posted a 7.1% increase when compared to 1H07, largely due to growth in volume of business, increase of 2,045 employees and wage increases. It is worth mentioning the increase of only 4.9% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 6.05% (IPCA), due to the efficiency gains and cost controls, despite the expansion of business activities.

The 20.4% revenue growth in 2Q08 compared to 2Q07, vis-à-vis a 7.6% increase in personnel and administrative expenses – a result of growth in volume of business, efficiency management and budgetary discipline – led to a 500 b.p. improvement in the efficiency ratio. In the same period, the cost to average assets ratio also improved from 4.6% to 3.7% .

Stocks

Unibanco’s market capitalization, based on the Unit closing quotation of R$21.09, on August 6th, 2008, is R$29.4 billion.

Sustainability

In August 2008, the Bandeirantes Thermoelectric Power Plant project (UTEB) was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism.

The new Sustainability Website, launched at the end of June 2008, can be accessed at www.unibanco.com.br. The website presents Unibanco’s initiatives towards sustainable development, products aimed at reaching individual and corporate clients, policies and procedures aligned to sustainability. The website will also be available in English by the end of 2008.

The earnings conference call will take place tomorrow, August 8th, at 9:00 a.m.(Eastern Time) in Portuguese, and at 11:00 a.m.(Eastern Time) in English.

For additional information and to download the complete documents, please access Unibanco's Investor Relations website.

www.ir.unibanco.com

Please note that this is an English version. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

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  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 7, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.